Form 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
[ ]Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. [ ]Form 3 Holdings Reported [ ]Form 4 Transactions Reported	ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person
(Last)	(First)	(Middle)
Murphy	John	J.
(Street)	(City)	(State)	(Zip Code)
250 Glen Street	Glens Falls	NY	12801

2. Issuer Name and Ticker or Trading Symbol
Arrow Financial Corporation (AROW)

3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

4. Statement for Month/Day/Year
12/31/02

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
[ ] Director
[ ] 10% Owner
[X] Officer	(title) Executive Vice President & Treasurer/CFO
[ ] Other	(specify)

7. Individual or Joint/Group Reporting (Check Applicable Line)
[X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Trans- action Date (M/D/Y)	3. Trans- action Code	4. Securities Acquired(A) Disposed of(D)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year	6. Ownership Form Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Price
Common Stock	12/13/02	R	11	A	$33.53	1,514	I	ESPP with Wife
Common Stock	None					6,914	D	With Wife
Common Stock	12/11/02	J(1)	5,917	A	N/A	13,007	D	DRIP with Wife
Common Stock	None					17,994	I	ESOP
Common Stock	12/11/02	J(1)	5,917	D	N/A	1,862	D

J(1) = Transfer of shares (original issue) to DRIP.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Mo/Da/Yr)	4. Trans- action Code	5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (M/D/Y)
				(A)	(D)	Date Exercisable	Expiration Date
Employee Stock Option (Right to Buy)	$6.22					AA	12/31/03
Employee Stock Option (Right to Buy)	$8.10					AA	12/31/04
Employee Stock Option (Right to Buy)	$10.07					AA	11/30/05
Employee Stock Option (Right to Buy)	$15.04					AA	11/29/06
Employee Stock Option (Right to Buy)	$21.65					AA	11/27/07
Employee Stock Option (Right to Buy)	$19.05					AA	11/18/08
Employee Stock Option (Right to Buy)	$18.17					AA	12/15/09
Employee Stock Option (Right to Buy)	$16.86					AA	12/20/10
Employee Stock Option (Right to Buy)	$27.03					AA	12/19/11
Employee Stock Option (Right to Buy)	$33.92					AA	12/18/12

Table II (Continued)
1. Title of Derivative Security	7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned at End of Year	10. Ownership of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	Common	9,848	AA	2,032	D
Employee Stock Option (Right to Buy)	Common	9,105	AA	9,105	D
Employee Stock Option (Right to Buy)	Common	12,256	AA	12,256	D
Employee Stock Option (Right to Buy)	Common	11,142	AA	10,696	D
Employee Stock Option (Right to Buy)	Common	10,612	AA	6,949	D
Employee Stock Option (Right to Buy)	Common	9,647	AA	4,669	D
Employee Stock Option (Right to Buy)	Common	7,718	AA	4,979	D
Employee Stock Option (Right to Buy)	Common	7,717	AA	5,788	D
Employee Stock Option (Right to Buy)	Common	7,350	AA	7,350	D
Employee Stock Option (Right to Buy)	Common	7,000	AA	7,000	D

Explanation of Responses:

AA=All options become exercisable over a four year period, one quarter of the options each year, beginning one year after the date of the grant.

Signature of Reporting Person

Gerard R. Bilodeau

Attorney in Fact

Date: 01/27/03